Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

04 MAR 15 7:21

LINDEMANS
making life more enjoyable

04010552

1 March 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CHANGE OF DIRECTOR'S INTERESTS – E J J POPE

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

3/15

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au

1 March 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

NOTICE OF DIRECTOR'S INTERESTS

Pursuant to Listing Rule 3.19A.2 and Sections 205G(1)(a) and 205G(4) of the Corporations Act, enclosed please find an Appendix 3Y - Notice of Change in a Director's Interests for Mr E J J Pope.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Southcorp Limited
ABN	80 007 722 643

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest John James POPE
Date of last notice	15 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 February 2004
No. of securities held prior to change	Nil
Class	Ordinary Shares
Number acquired	5,000 Ordinary Shares
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.82 per share
No. of securities held after change	5,000 Ordinary Shares.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

04 MAR 15 AM 7:21

LINDEMANS
making life more enjoyable

4 March 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
INTERIM REPORT TO SHAREHOLDERS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

4 March 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

INTERIM REPORT TO SHAREHOLDERS

In accordance with Listing Rule 3.17, we enclose herewith a copy of the "Interim Report to Shareholders for the six months to 31 December 2003", together with associated documents that are being sent to holders of the Company's securities today.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Dear Fellow Shareholder

Details of Southcorp's Interim Financial Results for the six months period to 31 December 2003 are enclosed. The results were in line with our expectations and the highlights were:

- Profit (EBITA) was up 39% to $72.3 million after significant items
- Operating Profit before tax increased more than five-fold to $49.4 million
- Debt reduced 15% to $701.4 million
- Earnings growth in Australia improved by 41% and performance in Asia was up 38%, despite the effect of the SARS outbreak
- Business in the UK & Europe returned to profitability earlier than expected, delivering margins of 8.8% in local currency
- In North America, margins were maintained in local currency, in spite of competitive market conditions and significant over supply
- The upward growth in the value of the Australian dollar has had a significant negative effect on financial performance, reducing EBITDA by $32.4 million. Although the company has appropriate hedging in place, the strength of the dollar is a continuing concern, especially given the competitive pressures from oversupply that make overseas markets highly price-sensitive

Last year, I wrote to Shareholders and described actions that the Board and management would take to improve the performance of the company. These actions are part of Project Veraison, the name given to a range of programs initiated by Southcorp Managing Director and Chief Executive Officer, John Ballard, which has already delivered significant cost savings and business improvements, reflected in the results before you.

Acceptance of our products by commentators and consumers has been encouraging. In 2003 our wines won 25 Trophies in Australia's capital city wine shows and 8 Trophies overseas. In all, we collected more than 300 Gold Medals. Already in 2004 our wines have won 5 Trophies and 11 Gold Medals at the Sydney Royal Wine Show. Rosemount Estate winemaker Briony Hoare became the second Southcorp winemaker in succession to be selected as the Wine Society's 'Young Winemaker of the Year'. The awards we have gained are testament to the quality improvements we have been able to achieve since the merger of Southcorp and Rosemount Estate. These improvements have been based upon our unrivalled viticultural assets and capabilities and, most especially, on the unique talents of our winemakers and the teams that support them.

More details about the company's performance and products are available on the Internet at www.southcorp.com.au

I urge you to visit the site and sign up to receive future Shareholder information electronically. That way, we can deliver information to you more quickly, at lower cost and in a more environmentally friendly fashion.

While we have a great deal still to do, the half-year results demonstrate that in spite of difficult market conditions, particularly in the United States, and financial pressure from a strong Australian dollar, we have made solid progress in restoring the company to a sound position from which to build profitable growth.

Sincerely

T Brian Finn AO

SOUTHCORP

Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P. O. Box 366, Artarmon NSW 1570, Australia
Telephone: +61 2 9465 1000 Facsimile: +61 9465 1100

SOUTHCORP

Penfolds
AUSTRALIA'S MOST FAMOUS WINE

ROSEMOUNT ESTATE

LINDEMANS

SEPPELT

Coldstream Hills

Leo Buring

Registered Office Southcorp Limited
ABN 80 007 722 643
403 Pacific Highway Artarmon NSW 2064
Australia
Telephone: 02 9465 1000
International: 612 9465 1000
Facsimile: 02 9465 1100

In response to shareholder suggestions we have reviewed arrangements for the preparation and distribution of the Interim Results. The current format produced in-house was found to be more economical than any other, saving design, printing and postage costs. We thank shareholders for their suggestions.

SOUTHCORP

INTERIM REPORT TO SHAREHOLDERS

For the six months from 1 July to 31 December 2003





2004 INTERIM RESULTS

OVERVIEW

For the half-year ended 31 December 2003, Southcorp recorded earnings before interest, tax and amortisation (EBITA) of $72.3 million, up from $51.9 million in the previous corresponding period. EBITA before significant items was $75.1 million, a reduction of 11.0%. The strengthening of the Australian dollar reduced EBITA by $32.4 million. Offsetting this reduction was a $23.1 million improvement in net underlying business performance.

Operating profit before income tax was $49.4 million, up 467% from $8.7 million achieved for the corresponding prior period.

Project Veraison initiatives have delivered cost savings and efficiencies across the business resulting in improved margins across all regions in local currencies. Case rates have also improved in Australasia and the UK/Europe by 10% and 16% respectively. In the Americas, case rates have been impacted by the mix shift to 1.5 litre product, resulting in a 2.6% reduction.

Solid cash flows have resulted in a 15.4% net debt reduction of $127.2 million to $701.4 million from the position at 31 December 2002.

Business improvements have been achieved against a backdrop of a tough trading environment and a strengthening Australian dollar. These factors will continue to impact the business in the short to medium term, particularly in the USA.



RESULTS OVERVIEW $m	HY04	HY03	% change
Revenue			
- Sales Revenue	513.3	621.4	-17.4%
- Other Revenue	44.8	97.1	-53.9%
- Total	**558.1**	**718.5**	**-22.3%**
EBITA [before significant items]	75.1	84.4	-11.0%
Significant Items	-2.8	-32.5	
EBITA	72.3	51.9	39.1%
Amortisation	-	-19.9	
EBIT	72.3	32.0	126%
Net Interest	-22.9	-23.3	-1.5%
Operating Profit Before Income Tax	49.4	8.7	467%
Income Tax	-8.9	-3.0	195.0%
Net Profit After Tax (NPAT)	40.5	5.7	610%
Per share data:			
- Diluted Earnings Per Share	5.4c	0.8c	575.0%
- Dividends	$0.00	$0.10	n/a
- Net Tangible Assets	$1.22	$1.33	-8.3%

REVENUE

Sales revenue decreased 17.4% from $621.4 million to $513.3 million. The decline of $108.1 million reflects the strength of the Australian dollar, which appreciated 24% against the US dollar and 14% against the Great Britain Pound (GBP), accounting for $68.4 million of the difference. The impact of reduced volumes was $71.2 million which was offset by price and mix improvements of $31.5 million.

Volume reductions in Australia and the UK primarily reflect the decision to cease unprofitable trading.

Other revenue decreased 53.9% from $97.1 million to $44.8 million and primarily reflects Self Generating and Regenerating Assets (SGARA) income of $40.0 million (2002: $31.7 million). Other revenue from the prior period included $55.1 million in proceeds from divested businesses.





RESULTS OVERVIEW

SIGNIFICANT ITEMS

Significant items of $2.8 million comprised restructure costs associated with Project Veraison of $7.2 million net of a $4.3 million write-back to profits, resulting from the continued renegotiation of onerous grape contracts. Net significant items declined by $29.7 million or 91.0%.

INTEREST

As a result of the improved borrowing position, net interest expense declined to $22.9 million, compared to $23.3 million for the prior period.

INCOME TAX

The income tax expense for the half was $8.9 million. This equates to an effective tax rate of 18% which is below the applicable statutory tax rates due primarily to the utilisation of US federal tax losses not previously recognised.

SGARA*

The net impact of SGARA on profits for the six months was $0.037 million, compared to a profit of $1.1 million for the prior period.

The profit of $0.037 million comprises the revenue recognised relating to the current vintages ($40.0 million) less vineyard operating costs ($31.0 million) and previous net market value adjustments released to cost of sales ($8.9 million).

*SGARA - Self Generating and Regenerating Assets
Under accounting standards our grape vines and the grapes produced on these vines must be measured in our accounts at market value.
In each reporting period we recognise the revenue we would earn if we were to sell our grapes, and we have to revalue our grape vines. The value of our grape vines inevitably varies every six months because of the stage of development of the grapes. In December, for example, the vines are bearing fruit and are therefore of more "value" compared to June 30 following harvest, a period when there is no fruit on the vines.

REGIONAL OVERVIEW

AUSTRALASIA

Australasian earnings have grown 41% over the previous corresponding period, despite continuing strong competition in the Australian market.

The results reflect:

- Strong promotional cost disciplines
- Revised trading terms which included price increases in September
- Benefits from restructuring sales teams and support functions
- Strong performance from the Asian region which recovered quickly from the outbreak of SARS

The focus for 2003 has been on rebuilding the business to fit the competitive landscape. This rebuilding has meant reducing our cost base, assembling the right team in terms of both sales force size and management capabilities, strengthening our controls around spending and improving key customer relationships.

The business has been stabilised and a sustainable profit model has been established. The objective now is to accelerate our marketing activity to support our key brands. We are now in a position to grow our market share.

AUSTRALASIA	HY04	HY03	Change
Volume [1]	4.6	5.2	-9.9%
AUD millions			
Sales Revenue	226.8	228.6	-1%
EBITA [2]	27.6	19.6	41%
EBITA / Sales Revenue	12.2%	8.6%	3.6%
Sales Revenue / Case $	$48.78	$44.32	10%

[1] million 9 litre equivalent cases [2] before significant items



REGIONAL OVERVIEW

UK / EUROPE

The business is implementing its go-to-market strategy in the UK with strong early results and a pleasing return to profitability.

The results reflect:

- Improved control over promotional spending and a focus on overhead expenditure
- Volumes affected by reduced participation in high volume, deep discounting promotions
- Sales revenue per case improvements, driven by improved product mix

Key components of the strategy involve a stronger consumer focus to build long term brand equity and a more disciplined approach to spending. Advertising and promotional expenditure is being directed to value added promotions and consumer focussed activity.

We have a more focussed approach to doing business, in which we are working more closely with our customers to tailor our portfolio and promotional mix to suit their needs.

UK/EUROPE	HY04	HY03	% change
Volume [1]	2.5	3.5	-29%
AUD millions			
Sales Revenue	112.5	159.8	-30%
EBITA [2]	13.2	1.6	711%
EBITA / Sales	11.7%	1.0%	10.7%
GBP millions			
Sales Revenue	46.5	56.6	-18%
EBITA [3]	4.1	-2.7	n/a
EBITA / Sales	8.8%	-4.8%	13.6%
Sales Revenue / Case £	£18.58	£16.03	16%

[1] million 9 litre equivalent cases [2] before significant items [3] HY03 A$ costs included in EBITA have been converted to GBP at HY04 rates

REGIONAL OVERVIEW

AMERICAS

The US market continued to be characterised by competitive market conditions as the oversupply of Californian wine continued.

Key points are:

- Volume comparisons are distorted by a change in the timing of shipments and the focus on reducing the level of distributor inventories. The half-year demonstrated positive depletions growth, albeit at a lower level than the past
- Case rates reflect a swing to the 1.5L category. Case rates for 750mL ranges were up slightly
- Margin improvement reflects lower cost of sales offset by increased selling and period costs

Overall growth in sales revenue has been disappointing when compared to the Australian category but remains consistent with overall market growth. We expect the trading environment to remain intense over the next twelve months.

AMERICAS	HY04	HY03	% change
Volume [1]	2.7	2.9	-5%
AUD millions			
Sales Revenue	174.0	233.0	-25%
EBITA [2]	34.3	63.1	-46%
EBITA / Sales	19.7%	27.1%	-7.4%
USD millions			
Sales Revenue	119.5	128.7	-7%
EBITA [3]	16.8	18.0	-7%
EBITA / Sales	14.1%	14.0%	0.1%
Sales Revenue / Case US$	$43.79	$44.96	-2.6%

[1] million 9 litre equivalent cases [2] before significant items [3] HY03 A$ costs included in EBITA have been converted to USD at HY04 rates





CASH FLOW

Net operating cash flows were $40.4 million or 81% higher than the previous period, driven by higher EBITA, working capital improvements, especially inventory, and the impact of lower tax payments.

Capital expenditure for the six months was $9.6 million. Spending levels were influenced by substantial spending in previous years to increase capacity and the introduction of stringent capital expenditure controls.

The dividend payment of $74.5 million relates to the dividend declared in February 2003 but paid in July 2003.

Net debt has reduced by $66.1 million since 30 June 2003, and $127.2 million from 31 December 2002.

CASH FLOW $M	HY04	HY03
EBITA	72.3	51.9
Depreciation	24.9	25.3
Non-cash Significant Items	-4.3	32.4
Change in Working Capital	64.7	42.8
Non-cash SGARA items	-31.0	-31.7
Net Interest	-23.4	-24.8
Income Tax Paid	-8.1	-27.7
Other	-4.9	-18.4
Operating Cash Flow	90.2	49.8
Capital Expenditure	-9.6	-30.9
Sale of Assets & Other	-1.7	0.9
Investing Cash Flow	-11.3	-30.0
Share Issues	-	20.5
Dividends	-74.5	-162.8
Proceeds from the Sale of Previously Divested Businesses	51.1	3.4
Other	11.8	-5.9
Financing Cash Flow	-11.6	-144.8
Net Debt		
Opening Position	767.5	703.6
Exchange Adjustment	1.2	-
Net Cash Movement	-67.3	125.0
Closing Position	701.4	828.6

BALANCE SHEET

Inventory levels have reduced from the previous corresponding period. Prior period inventory levels were distorted by promotional deals and loading which reduced inventory and increased debtors.

Inventory management has been a focus of the last six months and we have seen strong improvements in inventory control, which will continue. The drought-affected 2003 vintage intake also contributed to lower inventory levels.

The reduction in intangibles reflects the write-down in goodwill and brand names at 30 June 2003.

Action continues to resolve divested business issues with consequent reductions in other assets and businesses.

Gearing (net debt to equity) was 55.0% compared to 62.0% at 30 June 2003.

BALANCE SHEET $M	HY04	HY03
Trade Debtors	288.1	377.4
Current Inventory	514.3	539.5
Less: Trade Creditors	-146.2	-166.4
Working Capital	656.2	750.5
Non-Current Inventory	189.3	198.7
Property, Plant & Equipment & Grape Vines	800.2	813.2
Intangible Assets	366.0	1,265.4
Other Net Assets	41.2	171.3
Provisions	-75.2	-112.5
Capital Employed	1,977.7	3,086.6
Comprising :		
Net Debt	701.4	828.6
Total Equity	1,276.3	2,258.0
Capital Employed	1,977.7	3,086.6



OUTLOOK FOR FY04*

Notwithstanding the significant strengthening of the Australian dollar in the past few months, at this point the Company still expects to achieve margin growth of between three and four percentage points on FY03 sales revenue. This outlook is in line with the guidance given at the time of the 2003 full-year results.

Project Veraison initiatives in the second half will be focussed on:

- Continuing implementation of the UK go-to-market strategy
- Maintaining emphasis on cost management and the efficiency of the supply chain
- Identifying the right distribution model in Australia
- The review of the asset base of the business to establish the appropriate footprint for the future

FY04 Project Veraison costs remain consistent with previous market advice of $5 to $10 million, excluding any future write-downs and other costs that may arise from the review of the Company's asset base.

Expectations for the 2004 vintage are for above average yields with a resultant increase in working capital requirements. Grape costs are expected to decrease as a result of the downward pressure on the market price for grapes and as our exposure to over-market and onerous grape contracts reduces.

The Company is virtually fully hedged against adverse currency movements for the remainder of FY04. The FY05 hedge book is strong with forecast cover of net foreign currency exposures of 69% for US at 0.6335 and 57% for GBP at 0.3797.

Trading conditions have remained tough across our trading markets and are expected to remain competitive, especially in the US.

* DISCLAIMER
This interim results report contains forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. No representation is made as to the accuracy or reliability of these forecasts or the assumptions on which they are based. Actual future events may vary from these forecasts.

DIVIDENDS

The Company advised shareholders at the Annual General Meeting that it was unlikely that a dividend would be paid in this financial year.

The timing of the reintroduction of dividend payments is dependent on the future performance of the Company.

For a full copy of Southcorp's
Interim Results Media Release and 4D Appendix,
please refer to Southcorp's website
www.southcorp.com.au



SOUTHCORP CEO ON THE 2004 INTERIM RESULTS

The following is a transcript of an 'Open Briefing' interview with John Ballard, Managing Director and Chief Executive Officer on 18 February 2004 covering the key points of the Company's 2004 Interim Results.

We hope the questions and answers will provide some more insights into the financial results.

Q: Southcorp Limited today reported net profit of $40.5 million for the first half ended December 2003, up from $5.7 million in the previous comparable period. EBITA before significant items was $75.1 million, down 11 percent. What have been your priorities over the last six months and what progress have you made?

A: We had three clear priorities over the past six months – stabilise the business, begin to build a competitive cost base and introduce stronger financial disciplines.

In terms of stabilising the business, we've made good progress. The Australian business has shown strong margin improvement and the UK business has developed and implemented a new go-to-market strategy. And I'm pleased to be able to announce the return to profitability of the UK business, which is ahead of our expectations.

Our cost base and business efficiency are being addressed through Project Veraison, which we introduced in August last year. It's formalised the process for ongoing improvement and has already had a positive impact on earnings.

Finally, there's been a fundamental change in the way we go about spending money in this business. We're now very cash and returns focussed. Whether it's promotional spending or capital expenditure, all spending is assessed and measured against its ability to return above our cost of capital, which of course is necessary for us to add value over the long term.

Q: Won't the oversupply of wine around the world limit Southcorp's ability to fully recover?

A: The wine industry is cyclical and oversupply and undersupply cycles come and go every ten years or so and yes, it's easier for well managed, competitive businesses to deal with cycles. That said, we're well and truly in the process of recovery but it will take time.

Our recovery plan is focussed around improving our competitiveness. That means addressing two fundamental issues. The first is an uncompetitive cost base, which reflects a past acquisition strategy that didn't include a lot of rationalisation so we haven't extracted efficiencies from putting these businesses together. The second is a failure to adapt to structural changes in the industry and, to a degree, in our customer base, which meant our commercial relationships got out of kilter with the market.

These issues are fixable and provide us with a great opportunity to realise efficiencies and save costs from within the business.

Q: To what extent was the stronger Australian dollar to blame for the fall in first-half EBITA and will it be a significant obstacle to turning around the Company?

A: The movement in the Australian dollar, which has been very rapid, is of course an issue. In the first half, the currency had a negative impact of about $32 million on earnings. So the fact that EBITA fell only $9.3 million shows that improvements made to the business have added about $23 million to earnings, to a large extent mitigating the effect of the Australian dollar's rise.

Having said that, we manage our foreign currency exposures through our hedge book. For the remainder of this year our net foreign currency exposures are virtually 100 percent covered and our hedge book's also reasonably strong going into next year.



Q: Overall volume sales were 9.8 million cases in the first half, down about 15 percent, with declines recorded in all your markets. What was behind the volume falls and do you expect to grow volumes going forward?

A: The half-on-half comparison was always going to be difficult for a number of reasons – the previous volume push strategy meant that we loaded product last year into the UK and Australia that was just not profitable. Also, last year's US results benefited from a change in the timing of shipments, whilst this year we've focussed on reducing distributor inventories.

What we've done in the last six months is establish a volume level that we believe is the right base from which we can profitably grow the business. And yes, we do expect to begin to grow volumes again in the second half of this year.

Q: Net debt fell to $701.4 million at the end of December 2003 from $767.5 million at the end of June. What are your capital management priorities and what would be your criteria for restoring a dividend?

A: I'm very proud of the way the business has managed its cash. It was important for us to do that in terms of our reputation in the marketplace and we'll continue to ration capital extremely carefully. Capital expenditure is on a tight reign, and will continue to be spent in line with a strict expectation of delivering returns to the business.
The question of a dividend is really one for the board and obviously it will depend on how our cash flow develops over time. It's too early to make any forecasts but certainly one of our objectives is to again be a dividend-paying company.

Q: Can you comment on the outlook from here?

A: The last six months have seen the rise in the Australian dollar cost us in both revenue and profit terms, and the continuing oversupply of wine in some markets means that trading conditions have remained pretty tough.
But the underlying health of our business is improving across all areas – operations, balance-sheet management and cash flow. The result is that our reported profit has substantially improved.

We still have a long way to go and the current trading environment is still expected to be tough over the next 12 months, especially in the US. The rising Australian dollar remains an issue for us but we believe that underlying business improvements will help offset the impact.

For more information about Southcorp, visit www.southcorp.com.au



DEAR SHAREHOLDER

It is important to us to communicate news and information to you as quickly as possible.

With the help of the Internet, we can advise you via email when important announcements are released to the Australian Stock Exchange.

GOING ONLINE CUTS COSTS AND IMPROVES COMMUNICATION

Registering online enables you to receive information quickly and helps us to reduce printing and mailing costs and to be more environmentally responsible.

REGISTERING YOUR E-MAIL ADDRESS ONLINE IS EASY

Become an online shareholder now, it's easy. Just follow the simple steps set out opposite.

All you need to do is register as an online shareholder and select the information you would like to receive electronically including:

- Annual Reports
- News and ASX releases
- Half Year and Full Year Results announcements
- Shareholder Statements



REGISTER ONLINE

BEFORE FRIDAY, 30 APRIL 2004

AND YOU WILL GO INTO THE DRAW

TO WIN

ONE OF FOUR CELLAR STARTER PACKS

FEATURING:

- A mixed half dozen case of Wynns Coonawarra Estate red wines including 1999 John Riddoch
- A copy of James Halliday's book "Collecting Wine You and Your Cellar"
- 2 x Bordeaux Wine Racks


wine

(Total RRP $241. Australian residents only. See terms and conditions overleaf.)

4 EASY STEPS TO REGISTER ONLINE

STEP 1

Go to www.southcorp.com.au

STEP 2

Click on the 'Online Shareholder Button' on the homepage.

Then click on the 'Register Online' link.

STEP 3

Follow the instructions to enter your details. You will need your shareholder identification number (HIN/SRN) which you can find on any correspondence you have received from the Share Registry, Computershare.

STEP 4

Enter your email address then click 'Send'.

If you've already registered online or you don't have access to the Internet and email but would like a chance to win a 'Cellar Starter Pack' please fax, post or email your suggestion in 100 words or less on how we can improve our communication to shareholders.

Entries close at 5pm EST, Friday, 30 April 2004.
Terms and Conditions apply see overleaf.
Email: wine.consumer-relations@southcorp.com.au
Fax: 02 9465 1100
Post: Cellar Starter Pack Competition, Southcorp Ltd, PO Box 366, Artarmon 1570

Southcorp is committed to keeping its

shareholders well informed,

using the latest technology...

ONLINE

DID YOU KNOW THAT WE CAN NOTIFY YOU ELECTRONICALLY OF:

- **Annual Reports**
- **News Announcements**
- **Financial Results**
- **Shareholder Statements**

TERMS AND CONDITIONS FOR ONLINE ENTRIES:

1. Information on how to enter and prizes form part of these conditions of entry. 2. Entry is only open to shareholders of the Promoter who are aged 18 years or over and residents of Australia. Employees and their immediate families of the Promoter and its agencies associated with this promotion are ineligible to enter. 3. Promotion commences 8 March 2004. Entries close 5.00 pm EST on Friday 30 April 2004. The draw will take place at the Promoters office at 403 Pacific Highway, Artarmon NSW 2064 on Wednesday 5 May 2004 at 10.00am EST. Winners will be notified by mail and their names will be published in the Australian on Friday 7 May 2004. Judges' decision is final and no correspondence will be entered into. 4. The first four valid entries drawn will each win a 'Cellar Starter Pack' comprising a mixed 6 bottle case of Wynns Coonawarra Estate red wines including 1999 John Riddoch, a copy of James Halliday's book "Collecting Wine - You and Your Cellar" and 2 Bordeaux Wine Racks valued at $241. In the event that any winner/s is a resident of the Northern Territory, they will receive cash in lieu of the wine element of the prize. 5. The total retail value of all prizes is $964. The Promoter accepts no responsibility for any variation in the prize value. Prizes are not transferable or exchangeable and cannot be taken as cash, unless otherwise stipulated. 6. The Promoter may conduct such further draws at the same place as the original draw as are necessary on 31 August 2004 in order to distribute any prizes unclaimed by that date, subject however to any written directions given under Reg 37 of the Lottery and Gaming Regulations 1993 (SA). In the event of any winners in an unclaimed prize draw, their names will be published in The Australian on 2 September 2004. 7. The Promoter is not responsible for any incorrect or inaccurate information, either caused by website users or by any of the equipment or programming associated with or utilised in this competition, or by any technical error that may occur in the course of the administration of this competition. The Promoter assumes no responsibility for any error, omission, interruption, deletion, defect, delay in operation or transmission, communications line failure, theft or destruction or unauthorised access to or alteration of entries. 8. Any costs associated with accessing the promotional website is the entrant's responsibility and is dependent on the Internet service provider used. Any contact details entered incorrectly on the website shall be deemed invalid. 9. The Promoter shall not be liable for any loss or damage whatsoever which is suffered (including but not limited to indirect or consequential loss) or for personal injury which is suffered or sustained, as a result of taking any of the prizes, except for any liability which cannot be excluded by law. 10. The Promoter accepts no responsibility for any tax implications that may arise from the prize winnings. Independent financial advice should be sought. 11. All entries become the property of the Promoter. All entries will be entered into a database and the Promoter may use the entrants' names and addresses for future promotional, marketing and publicity purposes. 12. The Promoter is Southcorp Ltd ABN 80 007 722 643 of 403 Pacific Highway, Artarmon NSW 2064. Authorised under NSW Permit No. TPL04/1444 ACT Permit No. TP04/669 NT 04/8147 SA T04/646

TERMS AND CONDITIONS FOR WRITTEN ENTRIES:

1. Entry is only open to shareholders of the Promoter who are aged 18 years or over and residents of Australia. Employees and their immediate families of the Promoter and its agencies associated with this promotion are ineligible to enter. 2. Entries close 5pm EST, 30 April 2004. Only one entry per person permitted. This is a game of skill and chance plays no part in determining the winner. Each entry will be individually judged based on literary and creative merit. Judges' decision is final and no correspondence will be entered into. The Promoter reserves the right to verify the validity of entries. 3. The best entry, as determined by the judges', will win a 'Cellar Starter Pack' comprising a mixed 6 bottle case of Wynns Coonawarra Estate red wines including 1999 John Riddoch, a copy of James Halliday's book "Collecting Wine - You and Your Cellar" and 2 Bordeaux Wine Racks valued at $241. The Promoter accepts no responsibility for any variation in the prize value. Prize is not transferable or exchangeable and cannot be taken as cash. 4. No responsibility accepted for late, lost or misdirected mail or faxes. 5. Winner will be notified by mail. All entries become the property of the Promoter. The Promoter may use the entrants' names, addresses and literary pieces for any commercial purpose. 6. The Promoter shall not be liable for any loss or damage whatsoever which is suffered (including but not limited to indirect or consequential loss) or for personal injury which is suffered or sustained, as a result of taking the prize, except for any liability which cannot be excluded by law. 7. The Promoter accepts no responsibility for any tax implications that may arise from the prize winnings. Independent financial advice should be sought. 8. The Promoter is Southcorp Ltd ABN 80 007 722 643 of 403 Pacific Highway, Artarmon NSW 2064.

SOUTHCORP

SIGN UP ONLINE FOR A CHANCE TO WIN!